                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

      LEGEND PROPERTIES, INC. (FORMERLY BANYAN MORTGAGE INVESTMENT FUND)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        52465P 10 3 (formerly 06682P106)
          ------------------------------------------------------------
                                 (CUSIP Number)

                          Kenneth L. Uptain, President
                               RGI Holdings, Inc.
                                U.S. Bank Centre
                           1420 5th Avenue, 42nd Floor
                         Seattle, Washington  98101-2333
                                 (206) 464-0200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                          June 1996; January 28, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on Page __

CUSIP No. 06682P106                   13D                 Page  2  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Aker RGI ASA

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Norway
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P706                   13D                 Page  3  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI (Antilles) N.V.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Netherlands Antilles
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  4  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI (Europe) B.V.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     The Netherlands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  5  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI (Denmark) ApS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Denmark
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,962,716
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,962,716
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  6  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Resource Group International Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                        6,400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,956,316
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        6,400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,956,316
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,962,716
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     79.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  7  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI Real Estate, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    4,956,316
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    4,956,316
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,956,316
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     78.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC,CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 06682P106                   13D                 Page  8  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RGI Holdings, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Washington
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    4,956,316
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    4,956,316
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,956,316
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

       78.9
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is filed on behalf of:

          (1)  Aker RGI ASA, a Norwegian corporation ("Aker RGI")

          (2) RGI (Antilles) N.V., a Netherlands Antilles limited liability company and a wholly-owned subsidiary of Aker RGI
               ("RGI Antilles");

          (3) RGI (Europe) B.V., a Netherlands corporation and wholly-owned subsidiary of RGI Antilles ("RGI Europe");

          (4) RGI (Denmark) ApS, a Danish limited liability company and wholly-owned subsidiary of RGI Europe ("RGI Denmark");

          (5) Resource Group International Inc., a Washington corporation and wholly-owned subsidiary of RGI Denmark ("RGI International");

          (6) RGI Real Estate, Inc., a Washington corporation and wholly-owned subsidiary of RGI International ("RGI Real Estate"); and

          (7) RGI Holdings, Inc., a Washington corporation and 80.45%-owned subsidiary of RGI Real Estate ("RGI Holdings").

     Aker RGI, RGI Antilles, RGI Europe, RGI Denmark, RGI International, RGI Real Estate and RGI Holdings are hereinafter collectively referred to as the "RGI Entities".

Aker RGI is the ultimate parent holding company of numerous entities engaged in various businesses, including (1) seafood operations, (2) shipyard and material handling businesses, (3) the distribution of sporting goods, office supplies and other products, (4) the ownership and development of real estate and (5) finance operations. RGI Antilles, RGI Europe, RGI Denmark, RGI International and RGI Real Estate are intermediate holding companies for various entities engaged in such businesses. RGI Holdings was organized to serve as a holding company for investments in entities engaged in the ownership and development of real estate and related assets.


                               Page 9 of __ Pages

     The address of the principal business and principal offices of Aker RGI is Fjordalleen 16, P.O. Box 1423 Vika N-0115, Olso, Norway.

     The address of the principal business and principal offices of RGI Antilles is 6 John B. Gorsiraweg, Curacao, Netherlands Antilles.

     The address of the principal business and principal offices of RGI Europe is Kneuterdijk 15, 2524 EM, The Haag, The Netherlands.

     The address of the principal business and principal offices of RGI Denmark is Runsted Strandvej 62B, DK-2960 Rungsten Kyst, Denmark.

     The address of the principal business and principal offices of RGI International, RGI Real Estate and RGI Holdings is 1420 Fifth Avenue, 42nd Floor, Seattle, Washington 98101-2333.



          (a) - (c) & (f)

The following sets forth the name of each member of the Board of Directors of Aker RGI. The principal business address of each is Fjordalleen 16 P.O. Box 1423 Vika N-0115, Oslo, Norway. Each member of the Board is a Norwegian citizen.

Board of Directors:

   Lars A. Christensen     --       Chairman
   Dag Flas                --       Deputy Chairman
   Tom Ruud                --       Board member
   Bjorn Ivar Flatgard     --       Board member
   Atle Tranoy             --       Board member
   Olav Revhaug            --       Board member
   Lak Norang              --       Board member
   Kjell Inge Rokke        --       Board member
   Leif Furre              --       Board member
   Ronny Nilsen            --       Observer
   Terje Larsen            --       Deputy Board member
   Stein Matre             --       Deputy Board member
   Bernt Ivar Lundevik     --       Deputy Board member
   Ola Larsen              --       Deputy Board member
   Arnt Johan Ness         --       Deputy Board member
   Jon Holden              --       Deputy Board member
   Henning Heggoy          --       Deputy Board member
   Kai Christoffersen      --       Deputy Board member


The following sets forth with respect to each Managing Director of RGI ANTILLES his or its name, residence or principal business address, and citizenship or place of organization:

               Kjell I. Rokke
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Bjorn R. Gjelsten
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               Kenneth L. Uptain
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               David A. Herrick
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA 98101-2333
               (U.S. citizen)


                               Page 10 of __ Pages

               Bernt O. Bodal
               2025 First Avenue, Suite 900
               Seattle, WA  98121
               (U.S. citizen)

               MeesPierson Trust (Curacao) N.V.
               14 John B. Gorsiraweg
               P.O. Box 3889
               Curacao, Netherlands Antilles
               (Netherlands Antilles limited liability company)

The following sets forth with respect to each Managing Director of RGI EUROPE his or its name, residence or principal business address, and citizenship or place of organization:

               Kjell I. Rokke
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)


               Bjorn R. Gjelsten
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               MeesPierson Trust B.V.
               Kneuterdijk 15
               P.O. Box 188
               2501 AR The Hague
               The Netherlands
               (Netherlands corporation)

NOTE: RGI ANTILLES AND RGI EUROPE HAVE ENTERED INTO MANAGEMENT AGREEMENTS WITH MEESPIERSON TRUST (CURACAO) N.V. AND MEESPIERSON TRUST B.V., RESPECTIVELY, FOR THE PURPOSE OF LOCAL LEGAL REQUIREMENTS AND PRACTICAL NEEDS. UNDER NETHERLANDS ANTILLES LAW, A COMPANY CAN ONLY CARRY ON A BUSINESS IN THE NETHERLANDS ANTILLES IF SUCH A COMPANY HAS A RESIDENCE PERMIT. FOR AN OFFSHORE COMPANY, SUCH AS RGI ANTILLES, IT IS REQUIRED THAT THE COMPANY HAVE AT LEAST ONE MANAGING DIRECTOR THAT IS A RESIDENT OF THE NETHERLANDS ANTILLES. THROUGH THE APPOINTMENT OF MEESPIERSON TRUST (CURACAO) N.V., THIS REQUIREMENT HAS BEEN SATISFIED. MEESPIERSON TRUST (CURACAO) N.V., AS MANAGING DIRECTOR, PROVIDES A REGISTER OFFICE FOR RGI ANTILLES, AS WELL AS ADMINISTRATIVE AND CLERICAL SERVICES. THE LEGAL REQUIREMENTS IN THE NETHERLANDS ARE SUBSTANTIALLY SIMILAR. CONSEQUENTLY, MEESPIERSON TRUST B.V. SERVES AS A MANAGING DIRECTOR OF RGI EUROPE TO COMPLY WITH APPLICABLE LEGAL REQUIREMENTS AND ALSO PROVIDES SIMILAR ADMINISTRATIVE AND CLERICAL SERVICES.


                               Page 11 of __ Pages

The following sets forth with respect to each director of RGI DENMARK his name, residence or principal business address, and citizenship:

               Kjell I. Rokke
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Bjorn R. Gjelsten
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               Fleming Heegaard
               Runsted Strandvej 62B
               DK-2960 Rungsten Kyst
               Denmark
               (Danish citizen and an attorney in private practice)

The following sets forth with respect to each executive officer and director of RGI INTERNATIONAL his name, position(s) with such company, residence or principal business address, and citizenship:

               Kjell I. Rokke
               President and Director - RGI International
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Bjorn R. Gjelsten
               Vice President and Director - RGI International
               Beddingen 20
               0250 Oslo, Norway
               (Norwegian citizen)

               David A. Herrick
               Treasurer and Director - RGI International
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)


                               Page 12 of __ Pages

               Bernt O. Bodal
               Director - RGI International
               2025 First Avenue, Suite 900
               Seattle, WA  98121
               (U.S. citizen)

               Kenneth L. Uptain
               Director - RGI International
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               Olav Revhaug
               Secretary - RGI International
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (Norwegian citizen)

The following sets forth with respect to each executive officer and director of RGI REAL ESTATE his name, position(s) with such company, residence or principal business address, and citizenship:

               Kenneth L. Uptain
               President and Director - RGI Real Estate
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               Kjell I. Rokke
               Vice President and Director - RGI Real Estate
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               David A. Herrick
               Secretary and Treasurer - RGI Real Estate
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA 98101-2333
               (U.S. citizen)


                               Page 13 of __ Pages

               Jan Petter Storetvedt
               Director - RGI Real Estate
               Box 4538 Torshov
               0404 Oslo, Norway
               (Norwegian citizen and business executive)

The following sets forth with respect to each executive officer and director of RGI HOLDINGS his name, position(s) with such company, present principal occupation (if other than with the RGI Entities), principal business address, and citizenship:

               Kenneth L. Uptain
               President, Treasurer and Director - RGI Holdings
               1420 5th Avenue, 42nd Floor
               Seattle, WA  98101-2333
               (U.S. citizen)

               David A. Herrick
               Vice President and Secretary - RGI Holdings
               1420 Fifth Avenue, 42nd Floor
               Seattle, WA 98101-2333
               (U.S. citizen)

               Kjell I. Rokke
               Director - RGI Holdings
               83 Shirley Street
               Nassau, Bahamas
               (Norwegian citizen)

               Jan Petter Storetvedt
               Director - RGI Holdings
               Box 4538 Torshov
               0404 Oslo, Norway
               (Norwegian citizen and business executive)

          (d) - (e)

During the last five years, none of the RGI Entities and, to the best of their knowledge, none of their respective executive officers, directors and/or managing directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 14 of __ Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

Based upon the 1,892,301 (post-reverse split) shares of the Registrant's Common Stock outstanding as disclosed on the Registrant's Quarterly Report in Form 10-Q for the Quarter ended September 30, 1996, together with the 4,386,986 shares of Common Stock issued to RGI Holdings in the Merger:

     RGI Holdings beneficially owns 4,956,316 shares of Registrant Common Stock, which constitutes approximately 78.9% of the outstanding shares of Registrant Common Stock; and

     RGI Real Estate, as the owner of 80.45% of RGI Holdings, may be deemed to beneficially own the 4,956,316 shares of the Registrant Common Stock beneficially owned by RGI Holdings. Each of RGI Holdings and RGI Real Estate disclaims beneficial ownership of the 6,400 shares owned by RGI International, a parent entity and the filing of this Schedule shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Schedule.

     RGI International beneficially owns 6,400 shares of Registrant Common Stock, which constitutes approximately 0.10% of the outstanding shares of Banyan Common Stock; in addition, RGI International, as an intermediate parent holding company for RGI Holdings,


                                Page 15 of __ Pages
     may be deemed to beneficially own the 4,956,316 shares of Registrant Common Stock beneficially owned by RGI Holdings.

     Each of Aker RGI, RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International, may be deemed to beneficially own the shares of Registrant Common Stock beneficially owned by RGI International and RGI Holdings, all of which constitutes 4,962,716 shares of Registrant Common Stock or approximately 79.0% of the outstanding shares of Registrant Common Stock.

          (b)

RGI Holdings has sole power to vote and dispose of 4,956,316 shares of Registrant Common Stock. RGI Real Estate, as the 80.45%-parent corporation of RGI Holdings, may be deemed to share the power to vote and dispose of the 4,956,316 shares of Registrant Common Stock over which RGI Holdings has sole voting and dispositive power.

RGI International has sole power to vote and dispose of 6,400 shares of Registrant Common Stock beneficially owned by it, and as a parent holding company of RGI Real Estate, may be deemed to share the power to vote and dispose of the 4,956,316 shares of Registrant Common Stock over which RGI Real Estate has shared voting and dispositive power.

Each of Aker RGI, RGI Antilles, RGI Europe and RGI Denmark, as parent holding companies for RGI International, may be deemed to have shared power to vote and dispose of the 4,962,716 shares of Registrant Common Stock over which RGI International and/or RGI Holdings have sole or shared voting and dispositive power.

                                Page 16 of __ Pages

          (c)

Except as set forth in this Item 5, none of the RGI Entities nor to the best knowledge of the RGI Entities, any of their respective executive officers or directors has effected any transaction in shares of Banyan Common Stock during the past 60 days.


                             Page 17 of __ Pages

          (e)

On January 28, 1997, the merger of Aker ASA with and into a newly-formed parent of RGI Antilles was consummated. As a result of the Merger, the surviving corporation, Aker RGI, is the ultimate parent of the RGI Entities, Kjell I. Rokke, who formerly owned 70.5% of the ultimate parent of the RGI Entities, now owns approximately 38% of the voting stock of Aker RGI.


                               Page 18 of __ Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



RGI Holdings has agreed with the holder of 19.55% of its capital stock, Avantor International AS ("Avantor"), that from June 30, 1997 through December 31, 1998, Avantor has the option to exchange its shares in RGI Holdings for 1,360,342 shares of the Registrant's Common Stock held by RGI Holdings. If this option is exercised by Avantor, Avantor will beneficially own 1,360,342 shares of the Registrant's Common Stock or approximately 22% of the Registrant's outstanding shares and could vote the shares or sell such shares
in accordance with applicable securities laws.   As part of this agreement,
if the option is exercised, RGI Holdings has agreed to use its best efforts to have a nominee of Avantor elected to the Registrant's Board of Directors.
A copy of the Addendum No. 1 to Agreement between RGI Real Estate, Inc. and Avantor International as is attached to this Schedule as Exhibit 13 and this description of such Agreement is qualified in its entirety by reference to
Section 3 of such Exhibit 13, which is incorporated by reference in its entirety.




                           Page 19 of __ Pages

                    ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 13  -  Addendum No. 1 to Agreement between RGI Real Estate, Inc. and
               Avantor International AS.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated this 7th day of February, 1997


     Aker RGI ASA

     By: /s/
        ------------------------------
     Name:
     Its:

     RGI (Antilles ) N.V.

     By:/s/
        ------------------------------
     Name: Kjell I. Rokke
     Its:  Managing Director


     RGI (Europe) B.V.

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Managing Director


     RGI (Denmark) ApS

     By:/s/
        ------------------------------
     Name:  Kjell I. Rokke
     Its:  Director


     RESOURCE GROUP INTERNATIONAL, INC.

     By:  /s/
        ------------------------------
     Name:  David A. Herrick
     Its:  Treasurer

     RGI REAL ESTATE, INC.

     By:  /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President



     RGI HOLDINGS, INC.

     By:   /s/
        ------------------------------
     Name:  Kenneth L. Uptain
     Its:  President

                                  EXHIBIT INDEX




                                                                  Sequential
       Exhibit                                                       Page
       Number                       Description                     Number
       -------                      -----------                   ----------

          1        Agreement and  Plan of Merger  among RGI/US,
                   Holdings and Banyan, dated as of April 12, 1996 as amended and restated as of May 20, 1996. Incorporated by reference to
                   Exhibit 2(i) to Banyan  Current Report  on
                   Form 8-K filed on  May 29, 1996 (File No. 1-
                   9885).                                             -

          2        Promissory Note for Initial Shares                 *

          3        Stock Pledge Agreement                             *

          4        Amendment to  Agreement and  Plan of  Merger
                   among RGI/US, Holdings and Banyan, dated  as
                   of September  17,  1996.    Incorporated  by
                   reference  to  Exhibit  2.1  to  the  Banyan
                   Registration Statement on Form S-4  filed on
                   September 20, 1996. (File No. 333-12415)           -

          5        Professional Services Agreement dated
                   August 6, 1996 between RGI/US, RGI Holdings
                   and Goodman Financial Services, Inc.               **

          6        Common  Stock  Purchase  and Sale  Agreement
                   dated December 3, 1996 by and among  RGI
                   Holdings, Jack Hofert and Marilyn Hofert.          ***
          7        Common  Stock  Purchase  and Sale  Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings and Robert Howard.                        ***

          8        Common Stock Purchase and Sale Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings and Erste  Osterreichishe Sparkasse
                   (First Austrian Bank).                             ***

          9        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and Charles F. Trapp.                              ***

         10        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and SMC Somerset Kensington, L.P.                  ***

         11        Common Stock Purchase and Sale Agreement
                   dated December 5, 1996 by and among RGI Holdings
                   and John Patrick Kneafsey.                         ***

         12        Common Stock Purchase and Sale Agreement
                   dated December 3, 1996 by and among RGI
                   Holdings, Gabriel Capital, L.P., Ariel Fund
                   Limited and Ariel Management Corp.                 ***

         13        Addendum No. 1 to Agreement between RGI Real
                   Estate, Inc. and Avantor International AS.

-----------

* Filed as an exhibit to initial Schedule 13D and not restated pursuant to Rule 13d-2(c).
**   Filed as an exhibit to Amendment No.1 to Schedule 13D.
***  Filed as an exhibit to Amendment No.2 to Schedule 13D.